SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                    Bethurum Laboratories, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            087621 10 8
                          (CUSIP Number)

Leonard W. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-74ll)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        July 19, 2000
     (Date of Event which Requires Filing of this Statement)

     1.  Benchmark Merchant Partners, L.P.
         76-0613686

     2.   (a)__.

          (b) X.

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   WC.

     5.   None; not applicable.

     6.   Delaware corporation.

     Number of Shares         7.   Sole Voting Power: 17,000,000.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 17,000,000.
                             10.   Shared Dispositive Power: None.

     11.  Benchmark Merchant Partners, L.P.

     12. __X__(No shares are excluded in the numerical or percentage computations herein).

     13.  Benchmark Merchant Partners, L.P., 51.5%.

     14.  PN.

     Item 1. Bethurum Laboratories, Inc., a Utah corporation (SEC File No. 0-25167 [the "Company"]); 6371 Richmond, #200, Houston, Texas 77057; $0.001 par
value common voting stock.

     Item 2.(a)Benchmark Merchant Partners, L.P.
          (b)  700 Gemini, Suite #100, Houston, Texas 77058
          (c)  To conduct any lawful business.
          (d)  None.
          (e)  None.
          (f)  U.S.

     Item 3.   Working Capital, $300,000.

     Item 4. Effective July 19, 2000, pursuant to a Securities Purchase Agreement (the "Benchmark Agreement") with Benchmark Merchant Partners, LLC ("Benchmark"), Bethurum Laboratories, Inc., a Utah corporation ("Bethurum"), offered and sold an aggregate of 29,500,000 shares of its "restricted securities" (common stock) for an aggregate of $312,500, $100,000 of which was represented by a promissory note. 12,500,000 of these shares were sold at $0.001 per share to persons who had assisted Bethurum since the recommencement of its development stage approximately three years ago(the "Consulting Group"); and 17,000,000 of these shares were issued at $0.0176 per share to Benchmark, an entity believed by Bethurum's management to be capable of assisting Bethurum in acquiring businesses engaged in the industries encompassed by its new Business Plan.

     Item 5.(a)See Number 6, above.
          (b)  See Number 6, above.
          (c)  None.
          (d)  None; not applicable.
          (e)  Not applicable.

     Item 6.   Not applicable.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/8/00                       By/S/Frank DeLape
       --------                       ---------------
                                      Frank DeLape, Managing Partner
                                      Benchmark Merchant Partners, L.P.